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                          November 9, 2021

       Haitham Khouri
       Chief Executive Officer and Director
       Perimeter Solutions, SA
       12E rue Guillaume Kroll, L-1882 Luxembourg
       Grand Duchy of Luxembourg
       352 2668 62-1

                                                        Re: Perimeter
Solutions, SA
                                                            Registration
Statement on Form S-1
                                                            Filed November 5,
2021
                                                            File No. 333-260798

       Dear Mr. Khouri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Flora Perez, Esq.